EXHIBIT 99.1

NXT Energy Solutions Inc. Announces Reorganization of Corporate Resources, Refocusing of Business Strategy and Proposed Changes in Financial Leadership

CALGARY, Alberta, Oct. 19, 2017 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX:SFD) (OTC QB:NSFDF) is pleased to announce a reorganization of corporate resources, refocusing of the Company’s business strategy and proposed changes in financial leadership along with significant corporate cost reductions. These changes have been implemented in conjunction with the rights offering of the Company announced on September 26, 2017 and expiring on October 31, 2017 (the “Offering”).

The Company is substantially advanced on negotiating employment terms with a new Chief Financial Officer (the “CFO”) with significant oil and gas and capital markets experience whose condition of employment is a successful completion of the Offering. Moreover, upon a successful completion of the Offering, the Board of Directors of NXT is seeking to strengthen the Board with additional members.

NXT has also received Board approval for a modified strategy focused primarily on pursuing SFD® contracts globally aimed at identifying large potential reserves in under-developed, proven hydrocarbon basins providing considerable upside to oil & gas companies and countries alike. The Company is currently actively engaged in pursuing opportunities in several regions and countries including the Gulf of Mexico, Sri Lanka, West Africa, Asia Pacific, and Guyana-Suriname and has made good progress on advancing contracts in each over the past 12 months. The corporate restructuring will also allow NXT to tighten its focus on completion and execution of contracts while minimizing corporate general and administrative expenses until a consistent revenue stream is realized.

NXT is liquidity challenged and requires a significant subscription of the Offering to meet our anticipated financial obligations for the next 12 months assuming no other sources of cash inflow during this period. To address this situation, the Company has taken further steps in order to reduce general & administrative expenditure while continuing to employ the resources required to transform the Company’s robust existing revenue pipeline into binding contracts. This includes a reduction in company staff of six employees during the period of the Offering. Collectively these changes will significantly reduce NXT’s monthly general and administrative costs to less than $300,000 in contrast to the Company’s prior monthly expense run rate averaging $450,000 to $500,000.

George Liszicasz, President and Chief Executive Officer of NXT commented on today’s announcement:  “Over the last two years NXT has developed a robust pipeline of projects and more recently has significantly enhanced the commerciality of the SFD® technology. To date the Company has obtained patent protection in principal jurisdictions notably USA, Japan, Russia, Mexico and Canada. In addition, it has patent protection pending / allowance in more than 40 countries. These events have considerably increased interest in the technology from major oil and gas companies around the world. Although we are disappointed the completion of contracts has taken longer than initially expected and as a result we’ve had to make some difficult decisions, we firmly believe SFD® has reached an inflection point in industry acceptance and under a significantly tighter cost regime, the Company is well positioned to deliver substantial value to its committed shareholders in the coming 12 months.”

For further information about NXT, please contact NXT’s Head office at nxt_ info@nxtenergy.com

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc. NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements
This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT Energy are described in its most recent MD&A for the year ended December 31, 2016 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:
George Liszicasz
Chairman & Chief Executive Officer
NXT Energy Solutions Inc.
403-206-0800
Nxt_info@nxtenergy.com
www.nxtenergy.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.